Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in this Registration Statement (Form S-3) and related Prospectus of Shake Shack Inc. for the registration of debt securities, preferred stock, common stock, depositary shares, warrants, rights, and units and to the incorporation by reference therein of our reports dated February 29, 2024, with respect to the consolidated financial statements of Shake Shack Inc.,  and the effectiveness of internal control over financial reporting of Shake Shack Inc., included in its Annual Report (Form 10-K) for the year ended December 27, 2023, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

June 6, 2024